

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

<u>Via E-mail</u>
Michael A. Angerthal
Executive Vice President and Chief Financial Officer
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, CT 06103

  Re: Virtus Investment Partners, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed February 24, 2014
     File No. 001-10994

Dear Mr. Angerthal:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephanie J. Ciboroski

          Stephanie J. Ciboroski
          Senior Assistant Chief Accountant